04017542

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44744

RECEIVED FEB 27 2004 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January1,2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Street Global Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State Street Financial Center, One Lincoln Street
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Helfrich (617) 664-3714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Claredon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 3/24

OATH OR AFFIRMATION

I, F. Charles R. Hindmarsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Street Global Markets, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Nicole McFadden, Notary Public
My Commission Expires June 20, 2008

Nicole McFadden
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

State Street Global Markets, LLC
December 31, 2003

State Street Global Markets, LLC

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

Board of Directors
State Street Global Markets, LLC

We have audited the accompanying statement of financial condition of State Street Global Markets, LLC as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of State Street Global Markets, LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

ERNST & YOUNG LLP

February 18, 2004

State Street Global Markets, LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$120,269,553
Securities segregated pursuant to SEC rule 15c3-3	14,995,100
Deposits with clearing organizations	1,803,378
Receivable from broker-dealers	20,272,218
Securities owned, pledged to creditors	99,724,842
Goodwill, net of accumulated amortization of $6,260,833	72,189,167
Other assets	2,171,976
Total assets	$331,426,234
Liabilities and member's equity	
Liabilities:	
Short-term borrowings	$ 48,786,364
Securities sold under agreements to repurchase	45,846,011
Securities sold, not yet purchased, at market value	119,085
Payable to broker-dealers	4,659,747
Payable to customers	3,581,548
Accrued expenses and other liabilities	9,722,872
Total liabilities	112,715,627
Member's equity	218,710,607
Total liabilities and member's equity	$331,426,234

See accompanying notes.

1. Accounting Policies

Organization and Nature of Business

State Street Global Markets, LLC (the Company), formerly State Street Capital Markets LLC, a Delaware single member limited liability company, is a wholly-owned subsidiary of State Street Corporation (Parent). The Company was incorporated on April 21, 1999 and its existence has been deemed perpetual. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is engaged as a securities broker-dealer, that comprises several classes of services, including principal transactions, agency transactions, investment servicing and mutual fund distribution. The Company does not extend credit to customers in the form of margin accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations and represent the minimum balance required to be maintained in order to utilize various clearing brokers. This cash and securities balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash balance or security on deposit is not maintained.

1. Accounting Policies (continued)

Securities Transactions

Securities owned and securities sold, not yet purchased, are recorded on a trade date basis and are valued at market with the resulting realized and unrealized gains and losses included in net income. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including dealer price quotations, price activity of similar instruments and pricing models. Pricing models consider the time value and volatility factors underlying the financial instruments.

Receivable from and Payable to Broker-Dealers

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable and payable from clearing brokers relate to the aforementioned transactions.

Resale and Repurchase Agreements

Securities purchased under agreements to resell and sales of securities under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which the securities were acquired or sold plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities as compared to the related contract amounts, including accrued interest, and requests additional collateral or returns collateral pledged where deemed appropriate.

Goodwill and Other Intangibles

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is no longer amortized, rather it is reviewed on an annual basis for impairment. The effect of any impairment is recorded in earnings in the period that it is determined. For the year ended December 31, 2003, it has been determined that there was no impairment of goodwill.

The Company had an amortizing intangible asset resulting from the purchase of certain customer accounts. The intangible asset was amortized on a straight-line basis over a 24-month period and was fully amortized as of December 31, 2003.

1. Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and for federal and state income tax purposes is not subject to income taxes. All items of income, expense, gain or loss generated by the Company are reported by the Parent for federal and state income tax reporting purposes.

2. Securities Segregated Under Federal Regulations

A U.S. Treasury bill has been segregated in a special reserve account for the benefit of customers in accordance with SEC rule 15c3-3.

3. Securities Owned and Sold, Not Yet Purchased

At December 31, 2003, securities owned and sold, not yet purchased, at fair value (including those pledged to creditors) were as follows:

	Owned	Sold, Not Yet Purchased
Municipal bonds	$53,665,000	$ -
Commercial Paper	38,248,413	-
U.S. government and Agencies	7,695,630	-
Equities	115,799	119,085
	$99,724,842	$119,085

Securities owned, pledged to creditors represent collateral pledged to lenders for short-term borrowings and securities sold under agreements to repurchase on terms which permit the counterparty to sell or repledge the securities to others.

The Company is obligated to repurchase non-taxable municipal notes underwritten by its municipal finance group which ceased operations in 2001. These notes are repurchased at fair value based upon current short-term tax-exempt variable rates and then remarketed to investors. At December 31, 2003, the Company's trading portfolio contained approximately $53 million of these repurchased municipal notes and the remaining amount subject to repurchase totaled approximately $146 million.

4. Net Capital Requirements

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (rule 15c3-1). As of July 1, 2003 the Company elected to compute its net capital requirements under the alternative method provided for in rule 15c3-1, which requires that the Company maintain net capital ratios equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. Prior to July 1, 2003, the Company operated under the Aggregate Indebtedness Method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003, the Company had maintained net capital of $130,979,427, which was $130,729,427 in excess of the required net capital of $250,000.

5. Concentration of Credit Risk

The Company provides investment and related services to a diverse group of domestic customers, including institutional investors and broker-dealers. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral are continually monitored and counterparties are required to provide additional collateral as necessary.

6. Fair Value of Financial Instruments

Management estimates that at December 31, 2003, the aggregate net fair value of financial instruments recognized in the statement of financial condition (including cash, securities, receivables, payables, and accrued expenses) approximates their carrying value. Such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

7. Off-Balance Sheet Credit Risk

In the normal course of business, the Company's activities involve the execution and the settlement of customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligation. Credit risk represents the maximum potential accounting loss the Company faces due to the possible nonperformance by customers.

7. Off-Balance Sheet Credit Risk (continued)

The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. In addition, the Company has entered into indemnification agreements with certain clearing organizations whereby the Company has agreed to compensate the clearing organizations for any damages or losses caused by a customer introduced by the Company. Customer trades pending at December 31, 2003, were settled without an adverse effect on the Company's statement of financial condition.

The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

8. Related-Party Transactions

Cash

Included in cash and cash equivalents in the Company's statement of financial condition is $8,607,001 which is held on deposit at State Street Bank and Trust Company (State Street), an affiliate of the Company.

Servicing of Conduits

The Company provides servicing for commercial paper conduits for which State Street provides liquidity lines and credit enhancements through liquidity asset purchase agreements and standby letters of credit to these commercial paper conduits.

Short-Term Funding

The Company meets its short-term financing needs by entering into repurchase agreements with various financial institutions and State Street. In addition, the Company enters into secured short-term borrowings with State Street. Borrowings from State Street are secured with marketable securities in excess of the loan amount, and the interest rates on these short-term borrowings are indicative of current market rates. At December 31, 2003, $48,786,364 was outstanding under this facility.

8. Related-Party Transactions (continued)

Employee Benefit Plans

The Company's employees are covered under State Street's benefit plans. The noncontributory pension plan and defined contribution plan of State Street are also available to eligible employees of the Company.